November 09, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Anoteros, Inc. (The Company) Form 10-12GA
        Dated 08/24/2017;
        File No. 000-52561;
        Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company's Form 10-12GA File No. 000-52561 submitted to the Securities and Exchange Commission (the "Commission") on August 24, 2017. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), the Company is withdrawing the Registration Statement, which has failed in numerous material respects to comply with the requirements of the Securities Exchange Act of 1994, the rules and regulations under that Act, and the requirements of the form, specifically missing the financial statements required by item 13 of Form 10.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (218) 940-2274.

Sincerely,

By:	/s/ Blain Burke
Blain Burke
President and Chief Executive Officer